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[GRAPHIC OMITTED][GRAPHIC OMITTED]
 Mellon HBV Alternative Strategies


                                  News Release

Mellon HBV Alternative Strategies                    Contact: Jamie Brookes
Mellon Financial Centre                              +44 207163 2146
160 Queen Victoria Street                            brookes.j@mellon.com
London, EC4V 4LA

Date:    3 May 2006

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                         Mellon HBV & ASM International

Mellon HBV Alternative Strategies, a registered investment adviser and a subsidiary of Mellon Financial Corporation, beneficially owns on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, approximately 6.1% of the common stock of the Dutch semiconductor manufacturer ASM International NV. Mellon HBV intends to attend the annual general meeting of shareholders of ASMI on 18 May, 2006 and intends to vote against the adoption of the annual accounts over 2005, the proposed charge of the 2005 losses to the reserves and the appointments of the CEO's son Chuck Del Prado to the Management Board and Messrs. Brix and Van Amerongen to the Supervisory Board.

Mellon HBV believes that the continued significant losses incurred in the front-end business have not been properly addressed by the current Management and Supervisory Boards due to a corporate governance structure which does not promote the maximisation of shareholder value.

Over the past few months Mellon HBV has communicated its concern with respect to the losses incurred in the front-end business, and the continued practice of financing these losses by virtue of dividend flows from ASMI's holding in ASM PT, and debts raised on the basis of the value of the ASMI stake in ASM PT.

ASMI's annual accounts show that an increase of the debt of (euro)150m and the dividends received from ASM PT of (euro)200m since 2000 have allowed ASMI to spend (euro)350m on R&D since 2000. Despite these significant investments, the implied market capitalisation of the front-end business has gradually decreased from (euro)300m in 2000 to less than zero today. Mellon HBV regards the implied market view that ASMI's investment in ASM PT to be worth more than ASMI itself as an alarming development.

Although ASMI's front-end business has demonstrated a good technological expertise in a selected number of market segments, Mellon HBV believes it has failed overall to generate satisfactory margins over the last five years. Combined with a large and broadly allocated R&D budget, this has led to significant value erosion, which is contrary to industry trends.

Mellon HBV believes a set of actions in the area of corporate governance, reduced capital spending and changes in corporate structure are required to reverse the value destruction for ASMI's shareholders. Mellon HBV will continue its efforts to ask that the Supervisory Board and Executive Board propose changes in these areas. Such changes should include:

     o absent a synergy between the front-end and back-end business, ASMI's stake in ASM PT should be reduced, the proceeds to be returned in an efficient manner to the shareholders;

     o ASMI's Articles of Association to be brought in line with today's Corporate Governance Standards, to the extent that outside shareholders - who represent the majority in the issued share capital
          - will have actual influence on important shareholders' resolutions;

     o aggressively curtailing R&D expenditures in line with the earnings capacity of the front-end business;

     o a clear roadmap to profitability in line with industry peers, to be presented to the shareholders including a commitment to looking at all alternatives for maximizing shareholder value;

     o the consideration of an auction process of the front-end products if it fails to meet fixed targets and predefined milestones;

     o    strengthening of the Supervisory Board with truly independent members.





                      Mellon HBV Alternative Strategies LLC
             54th Floor o 200 Park Avenue o New York, NY 10166-3399
    (212) 922-8200 Office o (212) 922-8955 Fax o companyinfo@mellonhbv.com o
                            http://www.mellonhbv.com
                          A Mellon Financial CompanySM
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In accordance  with Dutch  corporate  law,  Mellon HBV has timely  requested the boards to have the shareholders vote on a resolution to distribute ASMI's stake in ASM PT during the upcoming General Meeting of Shareholders of 18 May, 2006. ASMI has put this item on the agenda for the AGM, but has been willing to do so only for discussion purposes.

With regard to the items of the AGM on May 18, 2006 Mellon HBV intends to vote against the following proposed resolutions:

1. To adopt the financial statements of 2005:

The statutory accounts of ASM show an accumulated deficit of (euro)147m. At the same time the company realised a mark-to-market gain in excess of (euro)400m in 2005 only with regard to its ASM PT stake, which total value is now in excess of
(euro)1bn, which has not been reflected in the accounts. The combination of consolidation of ASM PT and the `masking' of the value of the ASM PT shares blocks the true and fair view on ASMI's operations and financial position, as required both under IFRS and Dutch GAAP.


2. Discharge Management Board and Supervisory Board:

Mellon HBV believes the management of ASMI and supervision thereon has been poor given the high losses incurred during 2005, contrary to trends in the industry, the inadequate and untimely measures of the Boards to reverse the continuing loss making trend at the front-end operations, the refusal to update the substandard corporate governance standards and the choice of selecting new candidates for the Boards.

3.  Appointment  of members to the  Management  and  Supervisory  Board:

     a.   The   appointment  of  Chuck  del  Prado,   Mellon  HBV  believes  the
          appointment of the son of CEO Arthur Del Prado would further contribute to the substandard corporate governance practice.

     b. Appointment of Berend Brix and Van Amerongen, Mellon HBV believes given the performance of the company, candidates with a strong proven track record in corporate restructuring and recoveries are required. Mellon HBV believes the profiles of Van Amerongen and Brix do not meet this profile.

     c. No credible alternative candidates have been proposed by the Supervisory Board. The alternative candidates proposed do not meet the requirements as described in the company's "Supervisory Board Profile".

4. Authorisations Management Board:

Authorisations to the Management Board to issue shares and grant subscriptions for common and financing preferred shares, deviation from pre-emptive rights of common shareholders and issuance of preferred shares can be used as protective measures to the detriment of the rights of outside-shareholders. Mellon HBV believes the use of these authorisations is not in the best interest of shareholders.

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Mellon HBV calls upon  shareholders  to timely register their shares for the AGM and to voice their opposition against the policy during this AGM. The Record Date for the AGM is 11 May, 2006. Mellon HBV has engaged MacKenzie Partners as information agent. Shareholders are invited to contact MacKenzie Partners at the number listed below with questions with respect to Mellon HBV's position. MacKenzie Partners will not be soliciting proxies.

Mellon HBV Alternative Strategies is a wholly-owned alternative investment management subsidiary of Mellon Financial Corporation.

For further shareholder information:
Steve Balet, Executive Vice President
MacKenzie Partners (UK) Ltd.
T:       +44 (0) 20 7170 4155
M:       +44 (0) 79 5029 7227
sbalet@mackenziepartners.com